

November 17, 2022

Marcos Gradin
Chief Financial Officer
Loma Negra Compania Industrial Argentina Sociedad Anonima
Cecilia Grierson 355 , 4th Floor
Zip Code C1107CPG – Ciudad Autónoma de Buenos Aires
Republic of Argentina

> **Re: Loma Negra Compania Industrial Argentina Sociedad Anonima**
> **Form 20-F for the Year Ended December 31, 2021**
> **Response dated November 2, 2022**
> **File No. 1-38262**

Dear Marcos Gradin:

We have reviewed your November 2, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2022 letter.

Form 20-F for the Year Ended December 31, 2021

General

1. We have read your response to comment one noting that you have re-assessed your conclusion on effectiveness of your disclosure controls and procedures and that you believe that they were effective as of December 31, 2021. We continue to consider the omitted disclosures and information required to comply with SK 1300 to be material and do not agree with your assessment. Please revise to state that your disclosures controls and procedures were not effective as of December 31, 2021 in your amended Form 20-F.

 If you have questions regarding mining comments, please contact Ken Schuler, Mine Engineer at (202) 551-3718 or Craig Arakawa at (202) 551-3650. You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing